[AIG Letterhead]
November 22, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 8-K furnished on October 18, 2010 File No. 001-8787
Dear Mr. Riedler:
          This letter supplements our letters to you, dated October 22, 2010 and November 9, 2010, concerning the Current Report on Form 8-K furnished to the Securities and Exchange Commission (the “Commission”) on October 18, 2010 (the “Form 8-K”) by American International Group, Inc. (“AIG”). This letter provides additional information relevant to whether the Form 8-K was an “offer” for purposes of
Section 2(a)(3) of the Securities Act of 1933, as amended (“Securities Act”) and, at your request, analyzes the materiality of the Form 8-K to AIG on the assumption for the purpose of this submission that the Form 8-K constituted an offer for purposes of Section 2(a)(3) of the Securities Act.
          AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Nature and Timing of the Rule 144A Offering
          Approximately $7 billion of the ordinary shares of AIA Group Limited (“AIA”) were sold to qualified institutional buyers (“QUIBs”) in the United States pursuant to Rule 144A under the Securities Act. The AIA offering, with a total offering size of approximately $20.5 billion, was one of the largest ever listed on the Hong Kong Stock Exchange and received significant publicity. The offering was well received and we understand significantly oversubscribed.
          On October 5, 2010, the Rule 144A preliminary offering circular was circulated to prospective QUIB purchasers, the Hong Kong Stock Exchange published certain of AIA’s preliminary offering materials on its website in accordance with the listing rules of the Hong Kong Stock Exchange and the global road show for the offering commenced. The Form 8-K in question was furnished to the Commission on October 18, 2010. We have been informed by the joint global coordinators for the offering that all QUIBs who purchased AIA shares in the Rule

144A offering were approached and solicited prior to the time that the Form 8-K was furnished to the Commission. No new QUIB investors were identified after the Form 8-K was furnished.
Analysis of Whether the Form 8-K was an Offer
          We believe that the analysis in our prior letters of whether the Form 8-K was an offer is supported by the nature and timing of the Rule 144A offering described in this letter, and particularly by the facts that all QUIBs who purchased AIA shares in the Rule 144A offering were approached and solicited prior to the time that the Form 8-K was furnished to the Commission and that the Form 8-K did not contain any additional information that was not previously released to the QUIBs.
Materiality Analysis
          You have asked us to consider the materiality of the Form 8-K to AIG on the assumption for the purposes of this submission that the Form 8-K did constitute an offer for purposes of Section 2(a)(3) of the Securities Act.
          In analyzing the Form 8-K as an offer, we believe that the appropriate starting point is whether the Form 8-K was used to solicit QUIBs. This starting point is consistent with the analysis used by the Commission in analyzing whether, in the case of a simultaneous registered public offering under the Securities Act and a private placement under Regulation D under the Securities Act, the filing of the registration statement could constitute a general solicitation with respect to the private placement. In that context, the Commission has focused on whether the registration statement was used to solicit the investors in the private placement. See Release 33-8828, Revisions of Limited Offering Exemptions in Regulation D, [2007 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 87,939, at 85,188-189 (Aug. 3, 2007). Applying that analysis to AIG’s situation, it is clear that the Form 8-K was not used to solicit QUIBs because no QUIB was added to the offering after the Form 8-K was furnished. In this regard, we do not believe that a QUIB could successfully assert a Section 12(a)(1) claim against AIG based on the Form 8-K because the Form 8-K was not used to solicit the QUIB. We acknowledge that the Staff has not extended the position set forth in Release 33-8828 to the fact pattern at hand.
          We also believe that it is important in the materiality analysis to take into account the fact that the Form 8-K was not utilized to provide any additional information to the QUIBs. Rather, the Form 8-K contained only information that was previously released to the QUIBs.
          Other factors to be considered in the materiality analysis are the nature of the purchasers in the U.S. — all sophisticated institutional investors — and the success of the AIA offering — the AIA ordinary shares have been trading on the Hong Kong Stock Exchange at approximately 20 percent above the initial public offering price.
          In considering all of these factors, AIG has determined that, even if the Form 8-K were determined to be an offer for purposes of Section 2(a)(3), the consequences of that determination would not be material to AIG.

          If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel